                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C.  20549

                                    FORM 11-K



/x/ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934.


                                       OR


/ / Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934.



     For the Fiscal Year ended                                   Commission File
         December 31, 1993                                       Number 1-10015



               HERITAGE MEDIA CORPORATION RETIREMENT SAVINGS PLAN
                               (Title of the plan)



                           HERITAGE MEDIA CORPORATION
          (Name of issuer of the securities held pursuant to the plan)





     13355 NOEL ROAD, SUITE 1500                              42-1299303
         DALLAS, TEXAS 75240                               (I.R.S. EMPLOYER
    (Address of issuer's principal                      identification number)
          executive offices)

                                      INDEX
                                      -----



                                                                         PAGES
                                                                      ----------

Form 11-K cover page for the Heritage Media Corporation Retirement       Cover
    Savings Plan . . . . . . . . . . . . . . . . . . . . . . . .

Index. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           2

Signature. . . . . . . . . . . . . . . . . . . . . . . . . . . .           3


FINANCIAL STATEMENTS AND EXHIBITS

The following financial statements of the Heritage Media Corporation Retirement Savings Plan for the time periods specified below are submitted herewith together with the independent auditor's report thereon:

Independent Auditor's Report . . . . . . . . . . . . . . . . . .          F-1

Statement of Net Assets Available for Plan Benefits                     F-2 to
  at December 31, 1993 and 1992. . . . . . . . . . . . . . . . .          F-3

Statements of Changes in Net Assets Available for Plan Benefits         F-4 to
  for the years ended December 31, 1993 and December 31, 1992. .          F-5

Notes to Financial Statements. . . . . . . . . . . . . . . . . .        F-6 to
                                                                         F-10


Supplementary Schedules:

  Schedule of assets held for investment purposes. . . . . . . .         F-11

  Schedule of reportable transactions. . . . . . . . . . . . . .         F-12


Consent of Independent Auditors. . . . . . . . . . . . . . . . .         F-13

All other schedules are ommitted since the required information is not present, or is not present in amounts sufficient to require submission of a schedule; or because the information required is included in the financial statements and notes thereto.

                                   SIGNATURES
                                   ----------



Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this annual report to be signed on their behalf by the undersigned thereto duly authorized.



               HERITAGE MEDIA CORPORATION RETIREMENT SAVINGS PLAN



DATE:   AUGUST 10, 1994                    BY:  /s/ JAMES P. LEHR
                                                --------------------------------
                                                JAMES P. LEHR
                                                VICE PRESIDENT OF ADMINISTRATION

                           HERITAGE MEDIA CORPORATION
                             RETIREMENT SAVINGS PLAN

               Financial Statements and Supplementary Information

                           December 31, 1993 and 1992

                   (With Independent Auditors' Report Thereon)

                          INDEPENDENT AUDITORS' REPORT


The Heritage Media Corporation
  Retirement Savings Plan:


We have audited the accompanying statements of net assets available for plan benefits of Heritage Media Corporation Retirement Savings Plan as of December 31, 1993 and 1992, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Heritage Media Corporation Retirement Savings Plan as of December 31, 1993 and 1992, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audit of the Plan's financial statements as of and for the year ended December 31, 1993 was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information in supplemental schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements as of and for the year ended December 31, 1993 and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Dallas, Texas
July 19, 1994


              HERITAGE MEDIA CORPORATION RETIREMENT SAVINGS PLAN

                      Statements of Net Assets Available
                               for Plan Benefits

                          December 31, 1993 and 1992


                                                                                             HMC            Money
                                                                                           Class A         Market
                                                        Equity            Fixed            Common         Fund and
                                                        Income           Income             Stock        Short-term    Participant
                                        Total            Fund             Fund              Fund         Investments      loans
                                        -----            ----             ----              ----         -----------      -----

 December 31, 1993:
  Investments, at fair value:
    Equity Income Fund
     (307,038 shares; cost
     of $2,990,687)                  $   3,049,438        3,049,438                -                 -             -              -
    Fixed Income Fund, at cost
     which approximates fair
     value and contract value
     (1,653,805 shares)                  1,653,805                -        1,653,805                 -             -              -
    Heritage Media Corporation
     Class A Common Stock
     (304,355 shares; cost of
     $4,113,013)                         6,049,056                -                -         6,049,056             -              -
    Short-term Investments,
     at cost which approximates
     fair value (306,943 shares)           306,943                -                -                 -       306,943              -
    Money Market Fund (69,493
     shares; cost of $599,462)             590,687                -                -                 -       590,687              -
    Participant loans, at unpaid
     principal balance which
     approximates cost and
     fair value                            166,211                -                -                 -             -        166,211
                                        ----------        ---------        ---------         ---------       -------        -------
         Total investments              11,816,140        3,049,438        1,653,805         6,049,056       897,630        166,211

  Contributions receivable
    from employer                          117,910           65,665           21,812            21,775         8,658              -

  Interest and dividends
    receivable                              24,715           17,537                -                 -         7,178              -
                                        ----------        ---------        ---------         ---------       -------        -------
         Total assets                   11,958,765        3,132,640        1,675,617         6,070,831       913,466        166,211

  Refunds payable                          (88,704)         (37,019)         (44,096)           (1,382)       (6,207)             -
  Miscellaneous payables                   (18,355)               -                -            (8,953)       (9,402)             -
                                        ----------        ---------        ---------         ---------       -------        -------
         Net assets available
           for plan benefits          $ 11,851,706        3,095,621        1,631,521         6,060,496       897,857        166,211
                                        ----------        ---------        ---------         ---------       -------        -------
                                        ----------        ---------        ---------         ---------       -------        -------


                                                                                                                         (Continued)



              HERITAGE MEDIA CORPORATION RETIREMENT SAVINGS PLAN

                      Statements of Net Assets Available
                         for Plan Benefits, Continued


                                                                                                          HMC             Money
                                                                                                        Class A           Market
                                                              Equity              Fixed                 Common           Fund and
                                                              Income              Income                 Stock          Short-term
                                          Total                Fund                Fund                  Fund           Investments
                                          -----                ----                ----                  ----           -----------
 December 31, 1992:
  Investments, at fair value:
    Equity Income Fund
     (63,473 shares; cost
     of $1,001,820)                    $ 1,166,413           1,166,413                   -                    -                  -
    Fixed Income Fund, at
     cost which approximates
     fair value and contract
     value (1,386,472 shares)            1,386,472                   -           1,386,472                    -                  -
    Heritage Media
     Corporation Class A
     Common Stock
     (264,256 shares; cost of
     $3,820,106)                         2,279,208                   -                   -            2,279,208                  -
    Money Market Fund and
     Short-term Investments, at
     cost which approximates
     fair value (503,852 shares)           503,852                   -                   -                    -            503,852
                                         ---------           ---------           ---------            ---------            -------
         Total investments               5,335,945           1,166,413           1,386,472            2,279,208            503,852

  Contributions receivable
    from employer                          527,880                   -                   -              527,880                  -

  Interest and dividends
    receivable                             108,445              74,666              27,918                    -              5,861
                                         ---------           ---------           ---------            ---------            -------
         Total assets                    5,972,270           1,241,079           1,414,390            2,807,088            509,713

  Distributions payable                   (164,962)            (44,087)            (70,567)              (1,380)           (48,928)

  Refunds payable                          (14,229)             (2,615)            (11,153)                (461)                 -

  Excess employee contributions             (3,624)                  -                   -                    -             (3,624)
                                         ---------           ---------           ---------            ---------            -------
         Net assets available
           for plan benefits           $ 5,789,455           1,194,377           1,332,670            2,805,247            457,161
                                         ---------           ---------           ---------            ---------            -------
                                         ---------           ---------           ---------            ---------            -------


See accompanying notes to financial statements.


              HERITAGE MEDIA CORPORATION RETIREMENT SAVINGS PLAN

                      Statements of Changes in Net Assets
                          Available for Plan Benefits

                     Years ended December 31, 1993 and 1992


                                                                                               HMC           Money
                                                                                             Class A        Market
                                                            Equity            Fixed           Common       Fund and
                                                            Income            Income          Stock       Short-term    Participant
                                             Total           Fund              Fund           Fund       Investments       Loans
                                             -----           ----              ----           ----       -----------       -----
 Year ended December 31, 1993:
  Contributions (note 2):
    Employees                           $  2,230,446      1,048,339            597,799        406,448        177,860             -
    Employer                                 875,250        388,549            207,892        214,432         64,377             -
                                          ----------      ---------          ---------      ---------        -------       -------
                                           3,105,696      1,436,888            805,691        620,880        242,237             -
                                          ----------      ---------          ---------      ---------        -------       -------

  Investment income:
    Interest and dividends                   154,624         11,451            119,130              -         19,244         4,799
    Net appreciation
     (depreciation) in fair
     value of investments                  3,529,942        172,222                  -      3,359,108         (1,388)            -
                                          ----------      ---------          ---------      ---------        -------       -------
         Net investment
           income                          3,684,566        183,673            119,130      3,359,108         17,856         4,799
                                          ----------      ---------          ---------      ---------        -------       -------

  Transfers                                        -        481,923           (437,360)      (656,719)       443,527       168,629
  Withdrawals                               (728,011)      (201,240)          (188,610)       (68,020)      (262,924)       (7,217)
                                          ----------      ---------          ---------      ---------        -------       -------
  Net increase in net assets
     available for plan benefits           6,062,251      1,901,244            298,851      3,255,249        440,696       166,211
  Net assets available for plan
    benefits at beginning of year          5,789,455      1,194,377          1,332,670      2,805,247        457,161             -
                                          ----------      ---------          ---------      ---------        -------       -------
         Net assets available
           for plan benefits
           at end of year               $ 11,851,706      3,095,621          1,631,521      6,060,496        897,857       166,211
                                          ----------      ---------          ---------      ---------        -------       -------
                                          ----------      ---------          ---------      ---------        -------       -------


                                                                                                                        (Continued)


              HERITAGE MEDIA CORPORATION RETIREMENT SAVINGS PLAN

                      Statements of Changes in Net Assets
                     Available for Plan Benefits, Continued

                                                                                                         HMC             Money
                                                                                                       Class A          Market
                                                                Equity                Fixed            Common          Fund and
                                                                Income                Income            Stock         Short-term
                                                Total            Fund                  Fund             Fund          Investments
                                                -----            ----                  ----             ----          -----------
 Year ended December 31, 1992:
  Contributions (note 2):
    Employees                               $ 1,460,888          478,255              421,695           308,400          252,538
    Employer                                    527,892                -                    -           527,892                -
                                              ---------        ---------            ---------         ---------          -------
                                              1,988,780          478,255              421,695           836,292          252,538
                                              ---------        ---------            ---------         ---------          -------

  Investment income (loss):
    Interest and dividends                      197,532           75,207              101,192                 -           21,133
    Net appreciation
     (depreciation) in fair
     value of investments                    (1,263,553)           9,693                    -        (1,273,246)               -
                                              ---------        ---------            ---------         ---------          -------

         Net investment
           income (loss)                     (1,066,021)          84,900              101,192        (1,273,246)          21,133
                                              ---------        ---------            ---------         ---------          -------

  Transfers                                           -           58,602               16,421          (111,535)          36,512
  Withdrawals                                  (761,558)        (233,973)            (245,883)          (44,596)        (237,106)
                                              ---------        ---------            ---------         ---------          -------

  Net increase (decrease) in net
    assets available for plan
    benefits                                    161,201          387,784              293,425          (593,085)          73,077
  Net assets available for plan
    benefits at beginning of year             5,628,254          806,593            1,039,245         3,398,332          384,084
                                              ---------        ---------            ---------         ---------          -------
         Net assets available
           for plan benefits
           at end of year                   $ 5,789,455        1,194,377            1,332,670         2,805,247          457,161
                                              ---------        ---------            ---------         ---------          -------
                                              ---------        ---------            ---------         ---------          -------


See accompanying notes to financial statements.

               HERITAGE MEDIA CORPORATION RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1993 and 1992


(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    (a)   GENERAL

        The Heritage Media Corporation Retirement Savings Plan ("the Plan") is a defined contribution plan which is sponsored by Heritage Media Corporation and its subsidiaries ("the Company" or "HMC") and is subject to the provisions of the EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974 ("ERISA").

        During 1993, the Plan was amended and restated effective January 1, 1993 (see note 2).

    (b)   BASIS OF PRESENTATION

        The accompanying financial statements have been prepared on the accrual basis of accounting using current quoted market values for determining the fair value of investments. Purchases and sales of securities are recorded on a trade date basis.

        The Fixed Income Fund is stated at contract value which approximates cost and fair value. Contract value represents contributions made under the contract plus interest at the contract rate.

        The investment in participant loans is stated at the unpaid principal balance of the loans, which approximates fair value.

        Benefits are recorded when paid.

(2)  PLAN ADMINISTRATION AND CONTRIBUTIONS

    At December 31, 1993, the Trustee for the Plan was Shearson Barney Smith Trust Company. The Trustee is responsible for maintaining appropriate records for the Plan and may invest the assets of the Plan at the direction of the Company.

    Prior to the 1993 restatement, the Company, at its discretion, contributed HMC stock to the Plan for eligible participants. For the year ended December 31, 1992, the Company contributed HMC stock equivalent to 1.4% of gross payroll. As a result of the restatement of the Plan, effective January 1, 1993, the Company, at its discretion, was permitted to contribute a matching amount of participants' eligible contributions, up to 6% of compensation, in any combination of cash or HMC Class A common stock. For the year ended December 31, 1993, the Company made matching cash contributions equal to 50% of each participant's eligible contributions.


                                                                 (Continued)

               HERITAGE MEDIA CORPORATION RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements


(3)  ELIGIBILITY AND BENEFITS

    Employees commencing employment after January 1, 1990 whose employment is expected to be not less than 1,000 hours of service in any consecutive 12-month period become eligible for employer contributions on the first day of the first payroll period in the calendar quarter coincident with or immediately following the date six months after their employment date. Each individual who becomes an employee on or after January 1, 1990 through acquisition of such individual's employer and whose employment is expected to be not less than 1,000 hours in any consecutive twelve-month period shall become eligible to participate in the Plan on the first day of the first payroll period commencing on or after the individual becomes an employee. Once eligible, a participant may make voluntary contributions in any amount not less than .5% and not more than 15% of their compensation subject to deferral limitations imposed by the Internal Revenue Code ("the Code").

    Participants immediately vest in contributions made from a participant's compensation. Prior to the restatement of the Plan, participants vested in the Company's contributions 20% per year after completing three years of continuous service, or upon reaching the retirement age of 65. Effective January 1, 1993, the participants vest in the Company's contributions 25% per year after completing two years of continuous service, or upon reaching the retirement age of 65, or upon their death or disability. Company contributions for Plan years ending December 31, 1987 through 1992 which are subsequently forfeited by terminated employees are first used to reduce Plan administrative expenses, and any excess amounts are reallocated to the Plan's remaining participants based on the ratio of a participant's pay to gross payroll. Company matching contributions forfeited subsequent to January 1, 1993 are first used to reduce Plan administrative expenses, and any excess amounts are used to reduce any matching contributions of the Company. Benefits are paid, at the discretion of the participant, in either a lump-sum distribution or in monthly, quarterly or annual installments over a fixed period of time when a participant reaches the retirement age of 65 or terminates service with the Company.

(4)  INVESTMENT PROGRAMS

    For the year ended December 31, 1992, all Company contributions made to the Plan were invested in HMC Class A common stock. Effective January 1, 1993, Company matching contributions to the Plan are invested in HMC Class A common stock and investment funds in proportion to the participants' contributions in connection with the matching provision of the Plan. Funds from previous companies' plans and rollovers from qualified plans are invested in the investment funds at the participants' direction. Provisions of the Plan allow participant contributions in 25% increments to be invested in any of the funds, including HMC Class A common stock.


                                                                     (Continued)

               HERITAGE MEDIA CORPORATION RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements


    The investment programs of the Plan are as follows:

    - EQUITY INCOME FUND - consists of such equity securities or other investments as are reasonably expected to provide increasing income and long-term appreciation of capital, including common stocks and securities convertible into common stocks, or common trust funds or pooled funds
      investing in such securities.    Through July 12, 1993, this fund
      included the Janus Fund. Subsequent to July 12, 1993, this fund included the TRAK Large Capitalization Growth Investments Fund, the TRAK Large Capitalization Value Equity Investments Fund and the TRAK Small Capitalization Value Equity Investments Fund from July 13, 1993 through December 31, 1993.

    - FIXED INCOME FUND - In 1992, the Plan entered into a deposit contract with Connecticut General Life Insurance Company ("CIGNA"). CIGNA maintains the contributions in a pooled account. The account is credited with actual earnings on the underlying investments, principally investments in cash, notes, commercial paper, or bonds (including both those issued by corporations and by the United States government) and other securities and obligations of the United States government and agencies thereof, savings accounts and mutual funds having investment characteristics similar to any one or more of the foregoing, and charged for plan withdrawals and administration expenses charged by CIGNA. The contract is included in the financial statements at the December 31, 1993 and 1992 contract values as reported to the Plan by CIGNA.

    - HMC CLASS A COMMON STOCK FUND - consists solely and exclusively of qualifying Company securities. HMC Class A Common Stock is the only Company security which presently qualifies as an investment of the Plan.

    - MONEY MARKET FUND AND SHORT-TERM INVESTMENTS - consists of investments in cash, notes, commercial paper, bonds, savings accounts, and other short-term debt securities or mutual funds having investment characteristics similar to any one or more of the foregoing. Through July 12, 1993, these funds included the Fidelity Cash Reserves Fund and NationsBank Short-term Investment Fund. Subsequent to July 12, 1993, this fund included the TRAK Total Return Fund and the Shearson Barney Smith Reserve Deposit Fund.


                                                                     (Continued)

               HERITAGE MEDIA CORPORATION RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

A detail of Plan investments  at December 31, 1993 follows:


                                                    Number of                                 Current
          Description of investment                shares/units             Cost               value
          -------------------------                ------------             ----               -----
 TRAK Large Capitalization Value Equity
    Investments Fund                               $    72,243             673,282             665,365

 TRAK Large Capitalization Growth
   Investments Fund                                    198,965           1,891,125           1,945,876

 TRAK Small Capitalization Value Equity
  Investments Fund                                      35,830             426,280             438,197

 TRAK Total Return Fund                                 69,493             599,462             590,687

 Shearson Barney Smith Reserve Deposit Fund            306,943             306,943             306,943

 CIGNA Guaranteed Deposit Contract                   1,653,805           1,653,805           1,653,805

 Participant loans (interest rate of 7%)                     -             166,211             166,211

 Heritage Media Corporation Class A Common
    Stock                                              304,355           4,113,013           6,049,056
                                                                       -----------          ----------
                                                                       $ 9,830,121          11,816,140
                                                                       -----------          ----------
                                                                       -----------          ----------




(5)  PARTICIPANT LOANS

    Effective January 1, 1993, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested balance at a market rate of interest. Loans must be repaid in installments, at least quarterly, over a period not to exceed five years. Each loan is secured by 50% of the participant's vested balance. All such loans are considered a segregated investment by the Plan. Principal and interest payments made by a participant on a participant loan are held in an interest bearing segregated account on behalf of the participant until such time as the Trustee deems it appropriate to add the amount paid to the participant's account. Such payments are added to the participant's account using the participant's current investment elections.

(6)  PARTICIPANT ACCOUNTS

    Each participant's account is credited with the participant's contribution and an allocation of the Company's contribution and Plan earnings. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.


                                                                    (Continued)

               HERITAGE MEDIA CORPORATION RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements


    The Company may make contributions to the Plan as determined by its Board of Directors and may set the maximum permissible amount to be allocated to each participant's account based on annual salary. No participant contributions will be allocated to individual participant accounts unless such participants have completed a minimum of 1,000 hours of service during the Plan year, nor will amounts be allocated to participants who are not employed on the last day of the Plan year. Exceptions to this provision include death, disability and attainment of normal retirement age.

(7)  INCOME TAXES

    The Internal Revenue Service has determined and informed the Company by a letter dated June 30, 1994 that the Plan and related trust are designed in accordance with applicable sections of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

(8)  PLAN TERMINATION

    Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will become 100% vested in their accounts.

                                                                    SCHEDULE I


              HERITAGE MEDIA CORPORATION RETIREMENT SAVINGS PLAN

          Item 27a - Schedule of Assets Held for Investment Purposes

                               December 31, 1993


                                                               Number of                                 Current
          Description of investment                           shares/units            Cost                 value
          -------------------------                           ------------            ----                 -----
 TRAK Large Capitalization Value Equity
    Investments Fund                                         $      72,243            673,282             665,365

 TRAK Large Capitalization Growth Investments
  Fund                                                             198,965          1,891,125           1,945,876

 TRAK Small Capitalization Value Equity
  Investments Fund                                                  35,830            426,280             438,197

 TRAK Total Return Fund                                             69,493            599,462             590,687

 Shearson Barney Smith Reserve Deposit Fund                        306,943            306,943             306,943

 CIGNA Guaranteed Deposit Contract                               1,653,805          1,653,805           1,653,805

 Participant loans (interest rate of 7%)                                 -            166,211             166,211

 Heritage Media Corporation Class A Common
    Stock                                                          304,355          4,113,013           6,049,056
                                                                                  -----------          ----------
                                                                                  $ 9,830,121          11,816,140
                                                                                  -----------          ----------
                                                                                  -----------          ----------


See accompanying independent auditors' report.

                                                                     Schedule II
                                                                     -----------

               HERITAGE MEDIA CORPORATION RETIREMENT SAVINGS PLAN
                 Item 27d - Schedule of Reportable Transactions
                          Year ended December 31, 1993



                                                                                             Number               Purchase
       Identity of party involved                 Description of transaction               of shares               price
       --------------------------                 --------------------------               ---------               -----
 CIGNA Guaranteed Deposit                Fixed Income Fund share purchases
  Contract                                (aggregate of 22 purchases)                        603,542          $    603,542
                                                                                             -------          ------------
                                                                                             -------          ------------
 CIGNA Guaranteed Deposit                Fixed Income Fund share sales
  Contract                                (aggregate of 17 sales)                            376,420          $          -
                                                                                             -------          ------------
                                                                                             -------          ------------
 Heritage Media Corporation              Purchases of Heritage Media
                                          Corporation Class A common
                                          stock (aggregate of 13 purchases)                   17,161          $    204,303
                                                                                             -------          ------------
                                                                                             -------          ------------
 Heritage Media Corporation              Heritage Media Corporation
                                          Class A common stock sales
                                          (aggregate of 17 sales)                              2,140          $          -
                                                                                             -------          ------------
                                                                                             -------          ------------
 TRAK Total Return Fund                  Money Market Fund purchases
                                          (aggregate of 11 purchases)                         75,707          $    653,017
                                                                                             -------          ------------
                                                                                             -------          ------------
 TRAK Total Return Fund                  Money Market Fund sales (aggregate
                                          of 28 sales)                                         6,215          $          -
                                                                                             -------          ------------
                                                                                             -------          ------------
 TRAK Large Capitalization               Equity Income Fund share purchases
  Growth Investments Fund                 (aggregate of 8 purchases)                         237,543          $  2,255,058
                                                                                             -------          ------------
                                                                                             -------          ------------
 TRAK Large Capitalization               Equity Income Fund share sales (aggregate
  Growth Investments Fund                 of 27 sales)                                        38,578          $          -
                                                                                             -------          ------------
                                                                                             -------          ------------
 TRAK Large Capitalization               Equity Income Fund share purchases
  Value Equity Investments                (aggregate of 6 purchases)
  Fund                                                                                        74,148          $    691,042
                                                                                             -------          ------------
                                                                                             -------          ------------
 TRAK Small Capitalization               Equity Income Fund share purchases
  Growth Investments Fund                 (aggregate of 5 purchases)                          36,757          $    437,303
                                                                                             -------          ------------
                                                                                             -------          ------------
 Fidelity Cash Reserves Fund             Money Market Fund purchases
                                          (aggregate of 7 purchases)                               -          $    426,151
                                                                                             -------          ------------
                                                                                             -------          ------------
 Fidelity Cash Reserves Fund             Money Market Fund sales
                                          (aggregate of 3 sales)                                   -          $          -
                                                                                             -------          ------------
                                                                                             -------          ------------
 Janus Fund                              Equity Income Fund share purchases
                                          (aggregate of 10 purchases)                         20,782          $    399,992
                                                                                             -------          ------------
                                                                                             -------          ------------
 Janus Fund                              Equity Income Fund share sales
                                          (aggregate of 3 sales)                              87,162          $          -
                                                                                             -------          ------------
                                                                                             -------          ------------


                                                                           Expenses                    Fair value of
                                                                           incurred                    asset at date         Net
                                     Selling             Lease              with         Cost        of acquisition        gain
   Identity of party involved         price              rental         transactions   of assets     or disposition       (loss)
   ---------------------------        -----              ------         ------------   ---------     --------------
 CIGNA Guaranteed Deposit
  Contract                                 -                  -                -         603,542          603,542              -
                                   ---------            -------          -------       ---------        ---------         ------
                                   ---------            -------          -------       ---------        ---------         ------
 CIGNA Guaranteed Deposit
  Contract                           376,420                  -                -         376,420          376,420              -
                                   ---------            -------          -------       ---------        ---------         ------
                                   ---------            -------          -------       ---------        ---------         ------
 Heritage Media Corporation


                                           -                  -                -         204,303          204,303              -
                                   ---------            -------          -------       ---------        ---------         ------
                                   ---------            -------          -------       ---------        ---------         ------
 Heritage Media Corporation

                                     382,195                  -                -         370,956          382,195         11,239
                                   ---------            -------          -------       ---------        ---------         ------
                                   ---------            -------          -------       ---------        ---------         ------
 TRAK Total Return Fund
                                           -                  -                -         653,017          653,017              -
                                   ---------            -------          -------       ---------        ---------         ------
                                   ---------            -------          -------       ---------        ---------         ------
 TRAK Total Return Fund
                                      53,762                  -                -          53,555           53,762            207
                                   ---------            -------          -------       ---------        ---------         ------
                                   ---------            -------          -------       ---------        ---------         ------
 TRAK Large Capitalization
  Growth Investments Fund                  -                  -                -       2,255,058        2,255,058              -
                                   ---------            -------          -------       ---------        ---------         ------
                                   ---------            -------          -------       ---------        ---------         ------
 TRAK Large Capitalization
  Growth Investments Fund            372,375                  -                -         363,933          372,375          8,442
                                   ---------            -------          -------       ---------        ---------         ------
                                   ---------            -------          -------       ---------        ---------         ------
 TRAK Large Capitalization
  Value Equity Investments
  Fund                                     -                  -                -         691,042          691,042              -
                                   ---------            -------          -------       ---------        ---------         ------
                                   ---------            -------          -------       ---------        ---------         ------
 TRAK Small Capitalization
  Growth Investments Fund                  -                  -                -         437,303          437,303              -
                                   ---------            -------          -------       ---------        ---------         ------
                                   ---------            -------          -------       ---------        ---------         ------

 Fidelity Cash Reserves Fund               -                  -                -         426,151          426,151              -
                                   ---------            -------          -------       ---------        ---------         ------
                                   ---------            -------          -------       ---------        ---------         ------

 Fidelity Cash Reserves Fund         471,743                  -                -         471,743          471,743              -
                                   ---------            -------          -------       ---------        ---------         ------
                                   ---------            -------          -------       ---------        ---------         ------

 Janus Fund                                -                  -                -         399,992          399,992              -
                                   ---------            -------          -------       ---------        ---------         ------
                                   ---------            -------          -------       ---------        ---------         ------

 Janus Fund                        1,683,881                  -                -       1,639,978        1,683,881         43,903
                                   ---------            -------          -------       ---------        ---------         ------
                                   ---------            -------          -------       ---------        ---------         ------



See accompanying independent auditors' report.

[KPMG Peat Marwick Logo]



                          INDEPENDENT AUDITORS' CONSENT


The Trustees
Heritage Media Corporation
 Retirement Savings Plan:


We consent to the incorporation by reference in the Registration Statement (No. 33-32200) on Form S-8 of Heritage Media Corporation of our report dated July 19, 1994 relating to the statements of net assets available for plan benefits of the Heritage Media Corporation Retirement Savings Plan as of December 31, 1993 and 1992, and the related statements of changes in net assets available for plan benefits for the years then ended and related supplemental schedules as of and for the year ended December 31, 1993, which report appears in the December 31, 1993 annual report on Form 11-K of the Heritage Media Corporation Retirement Savings Plan filed by Heritage Media Corporation.

                                                  KPMG Peat Marwick

Dallas, Texas
August 10, 1994

                                     F-13